September 7, 2012

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC

Dear Mr. Rosenberg:

This letter is Cambrex Corporation’s (“the Company”) response to your letter to the Company dated August 27, 2012, (the “Comment Letter”) regarding the Company’s 2011 Form 10-K, (File No. 001-10638).  The Company acknowledges that:

●	it is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to these filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, the Staff’s comments are set forth below, numbered to correspond to the comment numbers used in the Comment Letter and followed by our responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies
Revenue Recognition, page 46

1.
You disclose, under revenue recognition on page 46, the existence of contracts with multiple deliverables and milestone-based payments.  We were unable to locate the disclosure required by ASC 605-25-50-2 and ASC 605-28-50-2.  Please provide us the required disclosure as proposed disclosure to be included in future filings or tell us your basis for omitting it.

Company’s response

The Company reviewed a schedule of sales activity for contracts with milestone-based payments for the years ended 2009-2011 and noted de minimis sales levels in all years.  The Company also reviewed a schedule of sales contracts with multiple deliverables for the years ended 2009-2011 that reflected that these types of contracts, as a percentage of total revenue, were 3.2%, 3.1% and 1.7%, respectively.  The Company considers these levels to be immaterial, and as such, does not believe these additional disclosures are needed.  The Company will remove the references related to these types of contractual arrangements in future filings.   The Company will continue to account for any of these arrangements in accordance with the guidance in ASC 605-25 and ASC 605-28. The Company will continue to monitor these contracts in future periods for materiality and proper disclosure.

(7) Investment in Partially-Owned Affiliate, page 51

2.
Please explain to us why the 49% minority owner’s approval rights for significant transactions and its management of daily operations eliminates your ability to exercise control over Zenara and warrants accounting for your 51% ownership interest in this affiliate, using the equity method of accounting.  Tell us the nature of the rights of the noncontrolling interest holder and why you believe the rights constitute substantive participating rights as opposed to protective rights.  Also, please tell us why you believe Zenara does not meet the definition of a variable interest entity or tell us why the variable interest entity consolidation guidance is not applicable pursuant to ASC 810-10-15-3.  If Zenara is not a variable interest entity or consolidation is not required under the variable interest entity subsection of ASC 810-10, please tell us how you considered the guidance in ASC 810-10-25-1 through 25-14 in your response.

Company’s response

In order to determine the proper accounting for the Company’s investment in Zenara, we referred to the guidance in ASC 810-10-15-3 which requires the reporting entity to first determine whether or not Zenara is considered a variable interest entity (“VIE”) in accordance with the guidance in ASC 810-10-15-14.

The following key factors were considered in the Company’s evaluation of the applicable guidance:

●
At the date of the Company’s cash acquisition of a 51% equity interest in Zenara, the total equity at risk was deemed sufficient for the business to finance its activities without additional subordinated financial support, and detailed cash flow projections for Zenara demonstrated adequate cash to meet its needs for the foreseeable future.  The entity’s capital structure was 100% equity, with no debt.  Per the Shareholders’ Agreement, neither party is required to make any loans, guarantees of debt or additional capital contributions.

●
As the holders of the equity investment at risk, Cambrex and Nulife (49% shareholder) have the power through voting rights to direct the activities of Zenara that most significantly impact its economic performance.  Cambrex and Nulife also have the obligation to absorb the entity’s expected losses and the right to receive its residual returns.  There are no arrangements in the entity’s governing documents or with third parties that protect the shareholders from expected losses or that cap their residual returns.

●
Cambrex is entitled to 51% of the underlying economics (income or loss) of Zenara, but due to the veto rights of the 49% owner on significant transactions discussed below, Cambrex’s voting rights are 50% for all significant transactions.  Due to this minor disproportionality, an evaluation as to whether or not the entity’s activities are conducted on behalf of Cambrex was required.  The Company concluded that substantially all of the activities of Zenara are not conducted on behalf of, or involve the Company or related parties.

Based upon review of the above guidance and facts, the Company concluded that Zenara is not a VIE.

The Company next considered the guidance in ASC 810-10-15-3(b) which states:

b. If the reporting entity has an investment in another entity that is not determined to be a VIE, the reporting entity should use the guidance in the General Subsections to determine whether that interest constitutes a controlling financial interest. Paragraph 810-10-15-8 states that the usual condition for a controlling financial interest is ownership of a majority voting interest, directly or indirectly, of more than 50 percent of the outstanding voting shares. Noncontrolling rights may prevent the owner of more than 50 percent of the voting shares from having a controlling financial interest.

While the Company owns 51% of the voting interest in Zenara, the Shareholders’ Agreement provides significant rights to the 49% shareholder.  The Company considered the guidance in ASC 810-10-25-1 through ASC 810-10-25-14 to evaluate whether the rights in the contract are only protective in nature or include substantive participating rights as well.

The accounting guidance states that consolidation is appropriate if a reporting entity has a controlling financial interest.  Situations exist whereby the party with the majority rights does not have control when the minority equity holder has significant rights.  The guidance recognizes that many arrangements will provide rights to protect the minority equity holder from being harmed by the majority holder’s ability to make decisions unilaterally, if these decisions were determined by majority vote.  These types of rights would be considered “protective.” Some arrangements contain other rights that are beyond just protective in nature and are called “substantive participating rights.”

ASC 810-10-20-25-5 states:

The assessment of whether the rights of a noncontrolling shareholder should overcome the presumption of consolidation by the investor with a majority voting interest in its investee is a matter of judgment that depends on facts and circumstances.  The framework in which such facts and circumstances are judged shall be based on whether the noncontrolling rights, individually or in the aggregate, provide for the noncontrolling shareholder to effectively participate in significant decisions that would be expected to be made in the ordinary course of business.  Effective participation means the ability to block significant decisions proposed by the investor who has a majority voting interest.  That is, control does not rest with the majority owner because the investor with the majority voting interest cannot cause the investee to take action that is significant in the ordinary course of business if it has been vetoed by the noncontrolling shareholder.  This assessment of noncontrolling rights shall be made at the time a majority voting interest is obtained and shall be reassessed if there is a significant change to the terms or in the exercisability of the rights of the noncontrolling shareholder.

ASC 810-10-25-11 discusses when noncontrolling rights are substantive as follows:

Noncontrolling rights (whether granted by contract or by law) that would allow the noncontrolling shareholder to effectively participate in either of the following corporate actions shall be considered substantive participating rights and would overcome the presumption that the investor with a majority voting interest shall consolidate its investee. The following list is illustrative of substantive participating rights, but is not necessarily all-inclusive:

a. Selecting, terminating, and setting the compensation of management responsible for implementing the investee's policies and procedures

b. Establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business.

The President of Zenara, (the 49% shareholder through Nulife) is responsible for the preparation of all of the budgeting and oversees the day-to-day operations of the business. The 49% shareholder possesses the necessary expertise and ability to unilaterally hire, terminate and determine compensation of most Zenara employees.

The 49% shareholder has firm veto power related to all significant transactions. The Shareholders’ Agreement states that “Cambrex and Nulife shall procure that no Significant Transaction may be effected by either of the Companies without the prior written approval of both Cambrex and Nulife of that Significant Transaction.  Significant Transactions above certain monetary thresholds considered to be in excess of normal operating levels require unanimous approval by both owners and include; revenue or expenditure contracts, the termination of contracts, employee compensation and the hiring or termination of senior level employees, acquisitions and dispositions of assets, the incurrence of additional indebtedness, dividends or other distributions, actions related to leases and other capital expenditures and the initiation and resolution of lawsuits. The intent of the transaction to purchase an interest in Zenara has been one of shared control.  Although Cambrex owns 51%, the effect of the shareholder’s substantive participating rights is that all significant decisions must be made jointly.  The shareholder rights were bargained for by the 49% owner to ensure he had the continued ability to significantly influence the operating performance of Zenara as he had prior to Cambrex’s 51% equity investment.  The breadth of the 49% shareholder’s participating rights led the Company to conclude that it overcame the presumption that the investor with a majority voting interest should consolidate its investee.  Cambrex does not have the control as described in the accounting literature necessary to consolidate Zenara, and as such it has used the equity method of accounting to report this transaction.

Sincerely,

/s/ Gregory P. Sargen

Gregory P. Sargen
Executive Vice President and
Chief Financial Officer
Cambrex Corporation